Filed Pursuant To Rule 433

March 22, 2011

Relating To

Preliminary Prospectus Supplement Dated March 22, 2011 To

Prospectus Dated August 26, 2009

Registration Statement No. 333-161562

Genworth Financial, Inc.

$400,000,000

7.625% SENIOR NOTES DUE 2021

Issuer:	Genworth Financial, Inc.

Ratings/Outlook*:	Baa3/Review for Possible Downgrade (Moody’s) / BBB/Negative (S&P)

Securities:	7.625% Senior Notes due 2021

Format:	SEC Registered

Trade Date:	March 22, 2011

Settlement Date:	March 25, 2011 (T+3)

Maturity Date:	September 24, 2021

Principal Amount:	$400,000,000

Price to Public:	100.0%

Underwriting Discount:	0.650%

Net Proceeds to Issuer:	$397,400,000

Spread to Treasury Benchmark:	429.7 basis points

Treasury Benchmark:	3.625% due February 2021

Treasury Yield:	3.328%

Coupon:	7.625%

Yield to Maturity:	7.625%

Interest Payment Dates:	Semi-annually on March 24 and September 24 of each year, commencing on September 24, 2011

Optional Redemption:	Make-whole redemption at the discount rate of U.S. Treasuries + 50 basis points

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP; ISIN:	37247DAP1; US37247DAP15

Book-Running Managers:	Deutsche Bank Securities Inc., Goldman, Sachs & Co.

Co-Managers:	Credit Suisse Securities (USA) LLC, U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc. at 1-800-503-4611 and Goldman, Sachs & Co. at 1-866-471-2526.